SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Diamond S Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Y20676 105

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210-458-4950

with a copy to:

Richard Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y20676 105	Page 2 of 11

1.	NAME OF REPORTING PERSON Capital Maritime & Trading Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of the Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 2,236,080(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 2,236,080(1)

11.	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON 2,236,080(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14.	TYPE OF REPORTING PERSON CO

(1)

Upon the distribution of 12,725,000 shares of common stock (the “Common Stock”) of Diamond S Shipping Inc. (the “Issuer”) on March 27, 2019 (the “Distribution”) by Capital Product Partners L.P. (“CPLP”) to the record holders of CPLP units, Capital Maritime & Trading Corp. (“Capital Maritime”) received 1,832,339 shares of Common Stock. Between March 6, 2020 and March 9, 2020 Capital Maritime purchased 403,741 shares of Common Stock in the open market at prevailing market prices. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the shares of Common Stock directly and indirectly held by Capital Maritime.

(2)

The percentages reported in this Schedule 13D are calculated using a denominator of 40,453,489 shares of Common Stock outstanding as of November 11, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2019 (the “Form 10-Q”).

CUSIP No. Y20676 105	Page 3 of 11

1.	NAME OF REPORTING PERSON Crude Carriers Investments Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of the Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 322,250(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 322,250(1)

11.	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON 322,250(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(2)
14.	TYPE OF REPORTING PERSON CO

(1)

In the Distribution, Crude Carriers Investments Corp. (“CCIC”) received 322,250 shares of Common Stock. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of CCIC, may be deemed to beneficially own the shares of Common Stock held by CCIC.

(2)	All percentages of shares of Common Stock outstanding contained herein are based on 40,453,489 shares of Common Stock outstanding as of November 11, 2019, as reported in the Form 10-Q.

CUSIP No. Y20676 105	Page 4 of 11

1.	NAME OF REPORTING PERSON Capital GP L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of the Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 239,414(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 239,414(1)

11.	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON 239,414(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	In the Distribution, Capital GP L.L.C. (“Capital GP”) received 239,414 shares of Common Stock.
(2)	All percentages of shares of Common Stock outstanding contained herein are based on 40,453,489 shares of Common Stock outstanding as of November 11, 2019, as reported in the Form 10-Q.

CUSIP No. Y20676 105	Page 5 of 11

1.	NAME OF REPORTING PERSON Miltiadis E. Marinakis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 239,414(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 239,414(1)

11.	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON 239,414(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

On April 26, 2019, Capital Maritime transferred all membership interests in Capital GP to a vehicle wholly owned by Miltiadis E. Marinakis as part of a reallocation of various shipping interests and businesses among members of the Marinakis family. Miltiadis E. Marinakis is the son of Evangelos M. Marinakis. Miltiadis E. Marinakis shares voting and dispositive power over the 239,414 shares of Common Stock that he may be deemed to beneficially own through his ownership of Capital GP with the Marinakis family, including Evangelos M. Marinakis. Miltiadis E. Marinakis may also be deemed to beneficially own some or all of the other shares of Common Stock that the Marinakis family may be deemed to beneficially own.

(2)	All percentages of shares of Common Stock outstanding contained herein are based on 40,453,489 shares of Common Stock outstanding as of November 11, 2019, as reported in the Form 10-Q.

CUSIP No. Y20676 105	Page 6 of 11

1.	NAME OF REPORTING PERSON Evangelos M. Marinakis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: None
	8.	SHARED VOTING POWER: 2,797,744(1)
	9.	SOLE DISPOSITIVE POWER: None
	10.	SHARED DISPOSITIVE POWER: 2,797,744(1)

11.	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON 2,797,744(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Represents the number of shares of Common Stock held by Capital Maritime, CCIC and Capital GP that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis.
(2)	All percentages of shares of Common Stock outstanding contained herein are based on 40,453,489 shares of Common Stock outstanding as of November 11, 2019, as reported in the Form 10-Q.

CUSIP No. Y20676 105	Page 7 of 11

The following constitutes Amendment No. 2 to the Schedule 13D filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Crude Carriers Investments Corp. (“CCIC”), Capital GP L.L.C. (“Capital GP”) and Evangelos M. Marinakis on March 29, 2019 (the “Schedule 13D”), as amended by Amendment No. 1 filed on May 1, 2019.

Item 1.	Security and Issuer.

The Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Diamond S Shipping Inc. (the “Issuer”), a corporation organized under the laws of the Republic of the Marshall Islands, with principal executive offices at 33 Benedict Place, Greenwich, CT 06830.

Item 2.	Identity and Background.

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

The name, position, address and citizenship of the directors and executive officers of Capital Maritime, CCIC and Capital GP are set forth on Schedule A attached hereto, and are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented with the following:

Each of Capital Maritime, Capital GP and CCIC owns units of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (“CPLP”). On March 27, 2019, CPLP made a pro rata distribution of shares of Common Stock to all CPLP unitholders as of the record date of March 19, 2019 (the “Distribution”). As part of the Distribution, CPLP unitholders received one share of Common Stock for every 10.19149 CPLP units held by them.

The Distribution was governed by a Transaction Agreement, dated as of November 27, 2018, by and among CPLP, DSS Holdings L.P. (“DSS LP”) and the other parties named therein (as amended, the “Transaction Agreement”). The Transaction Agreement sets out the terms and conditions of the Distribution and the subsequent combination of the Issuer with DSS LP’s subsidiaries holding the business and operations of DSS LP, which was completed on March 27, 2019.

Capital GP is a private company initially formed and controlled by Capital Maritime. On April 26, 2019, Capital Maritime transferred all membership interests in Capital GP to a vehicle wholly owned by Miltiadis E. Marinakis, as part of a reallocation of various shipping interests and businesses among members of the Marinakis family.

On March 6, 2020, Capital Maritime acquired for investment purposes 237,137 shares of Common Stock, in market transactions, for prices ranging from $9.60 to $9.94 per share (weighted average price of $9.90 per share, aggregate price of $2,346,721.59). The source of funds used for the transaction was working capital of Capital Maritime.

On March 9, 2020, Capital Maritime acquired for investment purposes 166,604 shares of Common Stock, in an open market transaction, at a price of $10.34 per share (aggregate of $1,723,264.14). The source of funds used for the transaction was working capital of Capital Maritime.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP No. Y20676 105	Page 8 of 11

Item 4.	Purpose of Transaction.

The information previously provided in response to Item 4 is hereby supplemented with the following:

On March 6, 2020, Capital Maritime acquired for investment purposes 237,137 shares of Common Stock, in market transactions, for prices ranging from $9.60 to $9.94 per share (weighted average price of $9.90 per share, aggregate price of $2,346,721.59).

On March 9, 2020, Capital Maritime acquired for investment purposes 166,604 shares of Common Stock, in an open market transaction, at a price of $10.34 per share (aggregate of $1,723,264.14).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety, as follows:

(a) Capital Maritime beneficially owns 2,236,080 shares of Common Stock, representing 5.5% of 40,453,489 shares of Common Stock issued and outstanding.

CCIC beneficially owns 322,250 shares of Common Stock, representing 0.8% of the outstanding shares of Common Stock.

Capital GP beneficially owns 239,414 shares of Common Stock (representing a 0.6% interest).

Miltiadis E. Marinakis may be deemed to beneficially own 239,414 shares of Common Stock (representing a 0.6% interest) through his ownership of Capital GP.

The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 2,797,744 shares of Common Stock through its beneficial ownership of Capital Maritime and CCIC and through Miltiadis E. Marinakis, acting as representative of the Marinakis family, representing, in aggregate, 6.9% of the outstanding shares of Common Stock.

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime(1)	2,236,080	5.5%	0	2,236,080	0	2,236,080
CCIC(2)	322,250	0.8%	0	322,250	0	322,250
Capital GP(3)	239,414	0.6%	0	239,414	0	239,414
Miltiadis E. Marinakis(4)	239,414	0.6%	0	239,414	0	239,414
Evangelos M. Marinakis(1)(2)(3)(4)	2,797,744	6.9%	0	2,797,744	0	2,797,744

(1)	Capital Maritime shares voting and dispositive power over the 2,236,080 shares of Common Stock that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(2)	CCIC shares voting and dispositive power over the 322,250 shares of Common Stock that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(3)	Capital GP shares voting and dispositive power over the 239,414 shares of Common Stock that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(4)

Miltiadis E. Marinakis shares voting and dispositive power over the 239,414 shares of Common Stock that he may be deemed to beneficially own through his ownership of Capital GP with the Marinakis family, including Evangelos M. Marinakis. Miltiadis E. Marinakis may also be deemed to beneficially own some or all of the other shares of Common Stock that the Marinakis family may be deemed to beneficially own.

Neither the filing of the Schedule 13D,Amendment No. 1 or this Amendment No.2 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime, CCIC and Capital GP) or the persons set forth on Schedule A is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. Y20676 105	Page 9 of 11

(c) Except as described herein, none of the Reporting Persons has engaged in any transactions in the shares of Common Stock effected during the past sixty days.

(d) Except as described in Item 4, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by such Reporting Person.

(e) Not applicable.

CUSIP No. Y20676 105	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2020

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.

/s/ Maria Dimitrou
Name:	Maria Dimitrou
Title:	Director

CAPITAL GP L.L.C.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Executive Officer

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

CUSIP No. Y20676 105	Page 11 of 11

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis Director and Chairman	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos Ventouris Director, President, Secretary and Chief Executive Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos (Jerry) Kalogiratos Director and Chief Financial Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Pierre de Demandolx Dedons Director	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	France

Directors and Executive Officers of CCIC:

Name and Position	Principal Business Address	Citizenship
Maria Dimitrou Director	3 Iassonos Street Piraeus, 18537, Greece	Greece

Executive Officers of Capital GP:

Name and Position	Principal Business Address	Citizenship
Gerasimos (Jerry) Kalogiratos Chief Executive Officer	3 Iassonos Street Piraeus, 18537, Greece	Greece

Nikolaos Kalapotharakos Chief Financial Officer	3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos Ventouris Chief Operating Officer	3 Iassonos Street Piraeus, 18537, Greece	Greece